December 3, 2010	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA FEDERAL EXPRESS

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed November 29, 2010
File No. 333-165643

Dear Ms. Barros:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated December 2, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Amendment No. 4 (the “Amendment”) filed on November 29, 2010, to the Company’s Registration Statement on Form S-11 filed with the Commission on March 23, 2010 (Registration No. 333-165643) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Company does not believe that an amendment to the Registration Statement is necessary to make these disclosure revisions. In particular, the Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events.... that constitute a substantive.... addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.

The Advisory Agreement, page 80

1.	We note your new disclosure which states that to determine MFFO for a particular property, you will make a measurement on the date of acquisition which will be based upon the in-place rents and debt (whether assumed or used in the acquisition) on the property on the acquisition date. Please also disclose how you will determine MFFO for a particular property if such property has no in-place rents and debt.

Response: The Company will revise the disclosure under the caption “Management—The Advisory Agreement” beginning on page 80 of the prospectus in response to the Staff’s comment to

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

December 3, 2010

disclose the following regarding how the Company will determine MFFO for a particular property if such property has no in-place rents and debt:

“While we do not expect to do so, in the event we acquire a property with no in-place rents, we would not pay a sourcing fee associated with the acquisition of that property. If we acquire a property without debt (whether assumed or used in the acquisition), we would determine whether a sourcing fee would be paid on that acquisition based upon no debt being in-place on the property.”

2.	We note your disclosure that the sourcing fee will be reduced by any amount necessary to support the 8% current yield threshold. Please revise your disclosure to explain how the sourcing fee will be reduced in this manner. Please disclose if your advisor has an obligation to return part or all of the sourcing fee if the current yield changes over time. If your advisor has no such obligation to rerun any part of the sourcing fee, please also revise your disclosure to clarify.

Response: The Company will revise the disclosure under the caption “Management—The Advisory Agreement” beginning on page 80 of the prospectus in response to the Staff’s comment to disclose the following regarding how the sourcing fee will be reduced:

“We will determine the 8% yield threshold by calculating the acquired property’s MFFO on the date of acquisition, divided by the aggregate of the purchase price for the property plus sales commissions, dealer manager fee and other organization and offering and offering expenses associated with the net offering proceeds, and acquisition expenses and fees, including without limitation, the sourcing fee, used to acquire the property. In the event the 8% yield threshold is not reached by this calculation, we will recalculate to determine whether a reduced sourcing fee would result in the 8% yield threshold. If so, we will pay the reduced sourcing fee. If the yield threshold still is not achieved, we will continue recalculating with a further reduced sourcing fee, until the sourcing fee is reduced to zero, in which event we would not pay a sourcing fee in connection with our acquisition of the property.”

The Company will further revise the disclosure under the caption “Management—The Advisory Agreement” beginning on page 80 of the prospectus in response to the Staff’s comment to disclose that

Ms. Sonia Barros, Special Counsel

Securities and Exchange Commission

December 3, 2010

the Company’s advisor does not have an obligation to return any part of the sourcing fee as follows:

“We will consider all known variables to the MFFO at the time that we make our determination if we will pay the sourcing fee. In the event that we reasonably determine that a sourcing fee should be paid in connection with the acquisition of a property, but at any point in the future the property does not generate MFFO sufficient to support the 8.0% yield threshold due to unexpected changes, such as the bankruptcy of a tenant, an increase in the interest rate on the associated debt, or similar situations, we would not be entitled to, and our advisor would have no obligation to return, the previously paid sourcing fee.”

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

HDL:tjr

Enclosures

cc:	John Carter
Lisa Drummond
Lauren B. Prevost, Esq.